UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-11953
Willbros Group, Inc.

(Exact name of registrant as specified in its charter)
Plaza 2000 Building
50th Street, 8th Floor
P.O. Box 0816-01098
Panama, Republic of Panama
Telephone No.: + 50-7-213-0947

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.05 per share
Preferred Share Purchase Rights

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date:
Common Stock, par value $0.05 per share — 1 holder
Preferred Share Purchase Rights — 0 holders
     Pursuant to the requirements of the Securities Exchange Act of 1934, Willbros Group, Inc., a Republic of Panama corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 31, 2009	By:	/s/ Dennis G. Berryhill
Dennis G. Berryhill
President